UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 31, 2022

Commission File Number: 000-55992

Red White & Bloom Brands Inc.

(Exact name of registrant as specified in its charter)

789 West Pender Street, Suite 810
Vancouver BC Canada V6C 1H2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	News release dated March 31, 2022
99.2	News release dated March 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red White & Bloom Brands Inc.

	By:	/s/ Edoardo Mattei
Edoardo Mattei
Chief Financial Officer
Date: June 27, 2023